Supplementary Material for Financial Results for the 3 months ended June 30, 2006 (Consolidated)

                                                                                                                     [U.S. GAAP]
----------------------------------------------------------------------------------------------------------------       ---------
                                FY2006                                                                   FY2007         FY2007
                               -------------------------------------------------------------  FY2006   ---------
                                           (Note 1)                      (Note 1)  (Note 1)   12 mos.                  Prospects
                               ----------- ---------           --------- ---------             ended   ---------        ending
                                   1Q         2Q     1st Half     3Q       4Q      2nd Half  March. 31,    1Q          March 31,
                                                                                                2006                      2007
------------------------------ ----------- --------- --------- --------- --------- --------- --------- ---------       ---------
Vehicle Production

(thousands of units)                1,892     1,809     3,701     1,914     2,096     4,010     7,711     2,000
  ---------------------------- ----------- --------- --------- --------- --------- --------- --------- ---------
  (Japan) - including
   Daihatsu & Hino                  1,123     1,068     2,191     1,177     1,316     2,493     4,684     1,231

      [Daihatsu]               [      175] [    169]   [  344] [    188] [    189] [    377] [    721] [    197]

      [Hino]                   [       24] [     25] [     49] [     25] [     26] [     51] [    100] [     26]
  ---------------------------- ----------- --------- --------- --------- --------- --------- --------- ---------
   (Overseas) - including
    Daihatsu & Hino                   769       741     1,510       737       780     1,517     3,027       769

      [Daihatsu]               [       14] [     11] [     25] [      9] [      8] [     17] [     42] [      4]

      [Hino]                   [        -] [      -] [      -] [      -] [      -] [      -] [      -] [      -]
      ------------------------ ----------- --------- --------- --------- --------- --------- --------- ---------
              North America           320       289       609       285       307       592     1,201       314
      ------------------------ ----------- --------- --------- --------- --------- --------- --------- ---------
                Europe                157       142       299       147       177       324       623       187
      ------------------------ ----------- --------- --------- --------- --------- --------- --------- ---------
                  Asia                205       211       416       217       203       420       836       184
      ------------------------ ----------- --------- --------- --------- --------- --------- --------- ---------
              Latin America            31        32        63        30        29        59       122        37
      ------------------------ ----------- --------- --------- --------- --------- --------- --------- ---------
                 Oceania               29        29        58        27        28        55       113        18
      ------------------------ ----------- --------- --------- --------- --------- --------- --------- ---------
                 Africa                27        38        65        31        36        67       132        29
------------------------------ ----------- --------- --------- --------- --------- --------- --------- ---------
Vehicle Sales
(thousands of units)                1,948     1,885     3,833     1,980     2,161     4,141     7,974     2,091           8,450
  ---------------------------- ----------- --------- --------- --------- --------- --------- --------- ---------       ---------
  (Japan) - including
   Daihatsu & Hino)                   550       536     1,086       571       707     1,278     2,364       543           2,390

      [Daihatsu]               [      133] [    132] [    265] [    130] [    169] [    299] [    564] [    140]       [    590]

      [Hino]                   [       10] [     16] [     26] [     14] [     16] [     30] [     56] [     11]       [     50]
  ---------------------------- ----------- --------- --------- --------- --------- --------- --------- ---------       ---------
  (Overseas) - including            1,398     1,349     2,747     1,409     1,454     2,863     5,610     1,548           6,060
   Daihatsu & Hino

      [Daihatsu]               [       41] [     39] [     80] [     36] [     32] [     68] [    148] [     38]       [    160]

      [Hino]                   [       12] [     11] [     23] [     11] [     12] [     23] [     46] [     13]       [     50]
      ------------------------ ----------- --------- --------- --------- --------- --------- --------- ---------       ---------
              North America           641       604     1,245       643       668     1,311      2,556      747           2,800
      ------------------------ ----------- --------- --------- --------- --------- --------- --------- ---------       ---------
                Europe                256       242       498       246       279       525      1,023      308           1,160
      ------------------------ ----------- --------- --------- --------- --------- --------- --------- ---------       ---------
                  Asia                229       219       448       217       215       432       880       193             850
      ------------------------ ----------- --------- --------- --------- --------- --------- --------- ---------       ---------
              Latin America            61        63       124        59        50       109       233        67             270
      ------------------------ ----------- --------- --------- --------- --------- --------- --------- ---------       ---------
                 Oceania               67        62       129        59        63       122       251        64             270
      ------------------------ ----------- --------- --------- --------- --------- --------- --------- ---------       ---------
                 Africa                64        62       126        63        64       127       253        66             280
      ------------------------ ----------- --------- --------- --------- --------- --------- --------- ---------       ---------
                Middle East            78        95       173       120       113       233       406       102             430
      ------------------------ ----------- --------- --------- --------- --------- --------- --------- ---------       ---------
                 Others                 2         2         4         2         2         4        8          1
------------------------------ ----------- --------- --------- --------- --------- --------- --------- ---------       ---------
Total Retail Unit Sales
(thousands of units)                2,058     2,037     4,095     2,007     2,152     4,159     8,254     2,208
------------------------------ ----------- --------- --------- --------- --------- --------- --------- ---------       ---------
Housing Sales (units)                 919     1,355     2,274     1,307     1,944     3,251     5,525     1,001
------------------------------ ----------- --------- --------- --------- --------- --------- --------- ---------       ---------

Supplementary Material for Financial Results for the 3 months ended June 30, 2006 (Consolidated)

                                                                                                                         [U.S. GAAP]
---------------------------------------------------------------------------------------------------------------        -------------
                               FY2006                                                                   FY2007             FY2007
                              -------------------------------------------------------------  FY2006   ---------        -------------
                                          (Note 1)                      (Note 1)  (Note 1)   12 mos.                     Prospects
                              ----------- ---------           --------- ---------             ended   ---------            ending
                                  1Q         2Q     1st Half     3Q       4Q      2nd Half  March. 31,    1Q              March 31,
                                                                                               2006                         2007
----------------------------- ----------- --------- --------- --------- --------- --------- --------- ---------        -------------
Foreign Exchange Rate                                                                                                   as premise:

   Yen to US Dollar Rate             108       111       110       117       117       117       113       115                 110
----------------------------- ----------- --------- --------- --------- --------- --------- --------- ---------        -------------
   Yen to Euro Rate                  135       136       136       139       141       140       138       144                 135
----------------------------- ----------- --------- --------- --------- --------- --------- --------- ---------        -------------
Registered Toyota Vehicles                                                                                             approximately
 (in Japan)
(thousands of units)                 402       402       804       397       533       930     1,734       384               1,750
----------------------------- ----------- --------- --------- --------- --------- --------- --------- ---------        -------------
Market Share (Japan)                                                                                                   approximately
   Toyota (excluding
    Mini-cars) (%)                  45.0      40.8      42.8      46.2      45.4      45.7      44.3      46.5                 44%
  --------------------------- ----------- --------- --------- --------- --------- --------- --------- ---------        -------------
   Toyota, Daihatsu and Hino
   (including Mini-cars) (%)        41.1                39.8      42.5                          40.9      41.8
----------------------------- ----------- --------- --------- --------- --------- --------- --------- ---------        -------------
Number of Employees                                  278,622                                 285,977           (Note 2)
----------------------------- ----------- --------- --------- --------- --------- --------- --------- ---------        -------------
Net Sales (billions of yen)      4,981.7   4,971.4   9,953.1   5,333.3   5,750.5  11,083.8  21,036.9   5,638.1            22,300.0
  --------------------------- ----------- --------- --------- --------- --------- --------- --------- ---------        -------------
   Geographical Segment
      ----------------------- ----------- --------- --------- --------- --------- --------- --------- ---------
                 Japan           2,992.0   3,040.9   6,032.9   3,375.8   3,702.8   7,078.6  13,111.5   3,422.3
      ----------------------- ----------- --------- --------- --------- --------- --------- --------- ---------
              North America      1,835.7   1,791.6   3,627.3   2,027.0   2,033.6   4,060.6   7,687.9   2,181.6
      ----------------------- ----------- --------- --------- --------- --------- --------- --------- ---------
                Europe             673.1     627.7   1,300.8     666.6     760.0   1,426.6   2,727.4     832.3
      ----------------------- ----------- --------- --------- --------- --------- --------- --------- ---------
                  Asia             507.1     489.9     997.0     501.0     544.8   1,045.8   2,042.8     484.6
      ----------------------- ----------- --------- --------- --------- --------- --------- --------- ---------
                 Others            363.4     396.7     760.1     416.4     425.2     841.6   1,601.7     453.1
      ----------------------- ----------- --------- --------- --------- --------- --------- --------- ---------
               Elimination      -1,389.6  -1,375.4  -2,765.0  -1,653.5  -1,715.9  -3,369.4  -6,134.4  -1,735.8
  --------------------------- ----------- --------- --------- --------- --------- --------- --------- ---------
   Business Segment
      ----------------------- ----------- --------- --------- --------- --------- --------- --------- ---------
                Automotive       4,620.6   4,523.9   9,144.5   4,900.0   5,293.6  10,193.6  19,338.1   5,187.6
      ----------------------- ----------- --------- --------- --------- --------- --------- --------- ---------
           Financial Services      217.4     244.6     462.0     262.0     272.9     534.9     996.9     284.6
      ----------------------- ----------- --------- --------- --------- --------- --------- --------- ---------
                 All Other         234.4     301.5     535.9     289.9     364.5     654.4   1,190.3     295.0
      ----------------------- ----------- --------- --------- --------- --------- --------- --------- ---------
               Elimination         -90.7     -98.6    -189.3    -118.6    -180.5    -299.1    -488.4    -129.1
----------------------------- ----------- --------- --------- --------- --------- --------- --------- ---------        -------------
Operating Income
 (billions of yen)                 405.1     404.3     809.4     482.2     586.7   1,068.9   1,878.3     512.4             1,900.0
   (Operating Income
    Ratio) (%)                (      8.1) (    8.1) (    8.1) (    9.0) (   10.2) (    9.6) (    8.9) (    9.1)           (    8.5)
  --------------------------- ----------- --------- --------- --------- --------- --------- --------- ---------        -------------
   Geographical Segment
      ----------------------- ----------- --------- --------- --------- --------- --------- --------- ---------
                 Japan             188.4     197.5     385.9     281.1     408.9     690.0   1,075.9     293.0
      ----------------------- ----------- --------- --------- --------- --------- --------- --------- ---------
              North America        137.8     130.7     268.5     127.8      99.3     227.1     495.6     140.1
      ----------------------- ----------- --------- --------- --------- --------- --------- --------- ---------
                Europe              16.7      23.4      40.1      26.6      27.2      53.8      93.9      36.5
      ----------------------- ----------- --------- --------- --------- --------- --------- --------- ---------
                  Asia              39.8      35.6      75.4      38.6      31.5      70.1     145.5      30.0
      ----------------------- ----------- --------- --------- --------- --------- --------- --------- ---------
                 Others             17.0      19.2      36.2      14.7      16.3      31.0      67.2      15.9
      ----------------------- ----------- --------- --------- --------- --------- --------- --------- ---------
               Elimination           5.4      -2.1       3.3      -6.6       3.5      -3.1       0.2      -3.1
  --------------------------- ----------- --------- --------- --------- --------- --------- --------- ---------
   Business Segment
      ----------------------- ----------- --------- --------- --------- --------- --------- --------- ---------
                Automotive         366.8     354.5     721.3     427.3     545.4     972.7   1,694.0     459.4
      ----------------------- ----------- --------- --------- --------- --------- --------- --------- ---------
           Financial Services       39.7      43.8      83.5      46.8      25.5      72.3     155.8      47.7
      ----------------------- ----------- --------- --------- --------- --------- --------- --------- ---------
                 All Other           1.5       8.3       9.8      11.5      18.4      29.9      39.7       5.2
      ----------------------- ----------- --------- --------- --------- --------- --------- --------- ---------
               Elimination          -2.9      -2.3      -5.2      -3.4      -2.6      -6.0     -11.2       0.1
----------------------------- ----------- --------- --------- --------- --------- --------- --------- ---------        -------------
Income before taxes
 (billions of yen)                 421.8     434.1     855.9     639.9     591.5   1,231.4   2,087.3     554.6             1,970.0
   (Income before taxes
    Ratio) (%)                (      8.5) (    8.7) (    8.6) (   12.0) (   10.3) (   11.1) (    9.9) (    9.8)           (    8.8)
----------------------------- ----------- --------- --------- --------- --------- --------- --------- ---------        -------------
Equity in Earnings
of Affiliated Companies
   (billions of  yen)               35.6      35.1      70.7      45.8      47.8      93.6     164.3      56.2
----------------------------- ----------- --------- --------- --------- --------- --------- --------- ---------        -------------
Net Income (billions of yen)       266.8     303.7     570.5     397.5     404.1     801.6   1,372.1     371.5             1,310.0
   (Net Income Ratio) (%)     (      5.4) (    6.1) (    5.7) (    7.5) (    7.0) (    7.2) (    6.5) (    6.6)           (    5.9)
----------------------------- ----------- --------- --------- --------- --------- --------- --------- ---------        -------------

Supplementary Material for Financial Results for the 3 months ended June 30, 2006 (Consolidated)

                                                                                                                         [U.S. GAAP]
---------------------------------------------------------------------------------------------------------------        -------------
                               FY2006                                                                   FY2007             FY2007
                              -------------------------------------------------------------  FY2006   ---------
                                          (Note 1)                      (Note 1)  (Note 1)   12 mos.                     Prospects
                              ----------- ---------           --------- ---------             ended   ---------            ending
                                  1Q         2Q     1st Half     3Q       4Q      2nd Half  March. 31,    1Q              March 31,
                                                                                               2006                         2007
----------------------------- ----------- --------- --------- --------- --------- --------- --------- ---------        -------------
Research & Development
(billions of yen)                  180.4     192.7     373.1     211.4     228.1     439.5     812.6     207.9             920.0
----------------------------- ----------- --------- --------- --------- --------- --------- --------- ---------         ------------
Depreciation
(billions of yen)                  190.7     210.2     400.9     236.2     254.3     490.5     891.4     225.9 (Note 3)    930.0
  --------------------------- ----------- --------- --------- --------- --------- --------- --------- ---------         ------------
   Geographical Segment
      ----------------------- ----------- --------- --------- --------- --------- --------- --------- ---------         ------------
                  Japan            115.2     132.9     248.1     150.9     169.9     320.8     568.9     146.3             590.0
      ----------------------- ----------- --------- --------- --------- --------- --------- --------- ---------         ------------
              North America         38.6      39.1      77.7      46.2      41.2      87.4     165.1      38.4             165.0
      ----------------------- ----------- --------- --------- --------- --------- --------- --------- ---------         ------------
                Europe              18.4      19.5      37.9      18.5      19.5      38.0      75.9      20.0              80.0
      ----------------------- ----------- --------- --------- --------- --------- --------- --------- ---------         ------------
                  Asia              11.0      10.9      21.9      11.9      14.2      26.1      48.0      13.2              55.0
      ----------------------- ----------- --------- --------- --------- --------- --------- --------- ---------         ------------
                 Others              7.5       7.8      15.3       8.7       9.5      18.2      33.5       8.0              40.0
----------------------------- ----------- --------- --------- --------- --------- --------- --------- ---------         ------------
Capital Expenditures
 (billions of yen)                 265.3     430.5     695.8     365.0     468.0     833.0   1,528.8     325.8 (Note 3)  1,550.0
  --------------------------- ----------- --------- --------- --------- --------- --------- --------- ---------         ------------
   Geographical Segment
      ----------------------- ----------- --------- --------- --------- --------- --------- --------- ---------         ------------
                  Japan            157.6     285.7     443.3     208.5     257.5     466.0     909.3     158.6             850.0
      ----------------------- ----------- --------- --------- --------- --------- --------- --------- ---------         ------------
              North America         44.8      65.3     110.1      67.9      92.3     160.2     270.3      92.2             330.0
      ----------------------- ----------- --------- --------- --------- --------- --------- --------- ---------         ------------
                Europe              31.8      30.7      62.5      31.4      36.6      68.0     130.5      23.1             130.0
      ----------------------- ----------- --------- --------- --------- --------- --------- --------- ---------         ------------
                  Asia              23.2      35.1      58.3      34.5      39.1      73.6     131.9      28.3             135.0
      ----------------------- ----------- --------- --------- --------- --------- --------- --------- ---------         ------------
                 Others              7.9      13.7      21.6      22.7      42.5      65.2      86.8      23.6             105.0
----------------------------- ----------- --------- --------- --------- --------- --------- --------- ---------         ------------
Total Liquid Assets
 (billions of yen)                                   3,697.7                                 3,830.8           (Note 4)
----------------------------- ----------- --------- --------- --------- --------- --------- --------- ---------
Free Cash Flow
 (billions of yen)                                     324.7                                   349.0           (Note 5)
----------------------------- ----------- --------- --------- --------- --------- --------- --------- ---------
Total Assets
  (billions of yen)             25,103.6            26,257.5  27,545.1                      28,731.5  28,743.3
----------------------------- ----------- --------- --------- --------- --------- --------- --------- ---------
Shareholders' Equity
 (billions of yen)               9,167.6             9,692.7  10,194.4                      10,560.4  10,452.9
----------------------------- ----------- --------- --------- --------- --------- --------- --------- ---------
Return on Equity (%)                11.7                12.2      16.0                          14.0      14.1
----------------------------- ----------- --------- --------- --------- --------- --------- --------- ---------
Return on Asset (%)                  4.3                 4.5       5.9                           5.2       5.2
----------------------------- ----------- --------- --------- --------- --------- --------- --------- ---------
----------------------------- ----------- --------- --------- --------- --------- --------- --------- ---------
Number of Consolidated
 Subsidiaries                                            529                                     523
----------------------------- ----------- --------- --------- --------- --------- --------- --------- ---------
Number of Affiliates
 Accounted for Under the
 Equity Method                                            57                                      56
----------------------------- ----------- --------- --------- --------- --------- --------- --------- ---------

------------------------------------------ ------------- --------------  -----------------------------------------------------------
 Contributing Factors to Operating Income  ------------- --------------   Cautionary Statement with Respect to Forward-Looking
FY2007 1Q (billions of yen, approximately) Consolidated  Unconsolidated   Statements
                                           ------------- --------------
------------------------------------------ ------------- --------------   This report contains forward-looking statements that
Marketing Efforts                                  60.0           40.0    reflect Toyota's plans and expectations. These
------------------------------------------ ------------- --------------   forward-looking statements are not guarantees of future
Cost Reduction Efforts                             20.0           10.0    performance and involve known and unknown risks,
    -------------------------------------- ------------- --------------   uncertainties and other factors that may cause
        From Engineering                           10.0            5.0    Toyota's actual results, performance, achievements
    -------------------------------------- ------------- --------------   or financial position to be materially different from any
        From Manufacturing and Logistics           10.0            5.0    future results, performance, achievements or financial
------------------------------------------ ------------- --------------   position expressed or implied by these forward-looking
Effects of Changes in Exchange Rates              100.0           80.0    statements. These factors include:(i) changes in economic
------------------------------------------ ------------- --------------   conditions and market demand affecting, and the
Increases in Expenses                             -72.7          -26.8    competitive environment in, the automotive markets in
------------------------------------------ ------------- --------------   Japan, North America, Europe and other markets in which
                                                                          Toyota operates;(ii) fluctuations in currency exchange
                                                                          rates, particularly with respect to the value of the
                                                                          Japanese yen, the U.S. dollar, the Euro, the Australian
                                                                          dollar and the British pound;(iii) Toyota's ability to
                                                                          realize production efficiencies and to implement capital
                                                                          expenditures at the levels and times planned by
                                                                          management;(iv) changes in the laws, regulations and
                                                                          government policies in the markets in which Toyota
                                                                          operates that affect Toyota's automotive operations,
                                                                          particularly laws, regulations and policies relating to
                                                                          trade, environmental protection, vehicle emissions,
                                                                          vehicle fuel economy and vehicle safety, as well as
                                                                          changes in laws, regulations and government policies that
                                                                          affect Toyota's other operations, including the outcome of future litigation and other legal proceedings;(v)
                                                                          political instability in the markets in which Toyota
                                                                          operates;(vi) Toyota's ability to timely develop and
                                                                          achieve market acceptance of new products; and(vii) fuel
                                                                          shortages or interruptions in transportation systems,
                                                                          labor strikes, work stoppages or other interruptions to,
                                                                          or difficulties in, the employment of labor in the major
                                                                          markets where Toyota purchases materials, components and
                                                                          supplies for the production of its products or where its
                                                                          products are produced, distributed or sold.
                                                                          A discussion of these and other factors which may affect
                                                                          Toyota's actual results, performance, achievements or
                                                                          financial position is contained in Toyota's annual report
                                                                          on Form 20-F, which is on file with the United States
                                                                          Securities and Exchange Commission.
                                                                         -----------------------------------------------------------